Exhibit 99.2(k)(8)

November 12, 2019

American Beacon Apollo Total Return Fund (the "Fund")

220 East Las Colinas Blvd., Suite 1200

Irving, TX 75039

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

American Beacon Advisors, Inc. (“AmBeacon”) notifies you that, for the fund listed in Attachment A to this letter (the “Fund”), it will waive its management fee and/or reimburse expenses of the Fund, to the extent necessary so that operating expenses of the Fund (excluding Management Fees, Service Fees, taxes, interest including interest on borrowings, brokerage commissions, acquired fund fees and expenses, securities lending fees, expenses associated with securities sold short and the Fund’s use of leverage, litigation, and other extraordinary expenses) do not exceed the annual rates listed on Attachment A.

During the period until the expiration date of each expense limitation in Attachment A, the related expense limitation arrangements for the Fund may only be modified by mutual agreement of the parties that, with respect to the Fund, includes a majority vote of the “non-interested” Directors of the Fund. For a period of up to three years following AmBeacon’s contractual fee waiver or reimbursement, AmBeacon may be reimbursed by the Fund if reimbursement does not cause the expenses of the Fund exclusive of Management Fees, Service Fees, taxes, interest including interest on borrowings, brokerage commissions, acquired fund fees and expenses, securities lending fees, expenses associated with securities sold short and the Fund’s use of leverage, litigation, and other extraordinary expenses, to exceed the annual rates listed on Attachment A.

We understand and intend that you will rely on this undertaking in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes and expressly permit you to do so.

Respectfully,

American Beacon Advisors, Inc.

By:	/s/ Jeffrey K. Ringdahl
Name:	Jeffrey K. Ringdahl
Title:	President

Agreed and Accepted on behalf of the Fund

By:	/s/ Melinda G. Heika
Name:	Melinda G. Heika
Title:	Treasurer

This Agreement is executed by the officer not as an individual and is not binding upon any of the Directors, officers or shareholders of the Fund individually but only upon the assets of the Fund.

Attachment A

		Annual Operating
		Expense %
Fund	Class	Limit (Cap)	Expiration
American Beacon Sound Point Enhanced Income Fund	Y	0.25	12/31/2020
American Beacon Sound Point Enhanced Income Fund	T	1.00	12/31/2020